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Andrei at tinyB chocolate <andrei@tinybchocolate.com>

Fwd: Requirements

Andrei at tinyB chocolate <andrei@tinybchocolate.com> Thu, Aug 22, 2019 at 10:58 AM
To: Andrei Stoica <andrei@tinybchocolate.com>

---------- Forwarded message ---------
From: **Bryce Geyer** <bgeyer@stout.com>
Date: Fri, Aug 16, 2019 at 4:06 PM
Subject: RE: Requirements
To: Andrei at tinyB chocolate <andrei@tinybchocolate.com>

Hi Andrei –

Attached please find our exhibit package. Here's what you'll find:

1. Exhibit A.2 show revenue and EBITDA multiples for a group of publicly-traded peer companies. These are all food companies, focused more on snack items. There are few chocolate companies and no events companies to compare to.
    a. There is some significant dispersion amongst the multiples, though the EBITDA multiples cluster in the low-to-mid teens with a median of 14.7x current trailing 12 months EBITDA. The multiples are loosely correlated with size and growth. In general, the smaller the company, the lower the multiple; and the stronger the growth profile, the higher the multiple.
    b. Revenue multiples vary more widely. In addition to correlation with size and growth, revenue multiples also vary based on profitability. In general, the higher the EBITDA margin the higher revenue multiple.
2. Exhibit C.1 provides data on private company multiples, although the data is somewhat stale (last quarter available is third quarter of 2017). This data is helpful though because it involves smaller private companies. Companies in your size range, on average, trade below 1x revenue and around 5-6x EBITDA. What we don't know in this data, is anything about growth or profitability. If you have above-average growth and profitability you could be above these indications.
3. Exhibit D.1 has market data on the typical discount that private companies sell for relative to public companies. This helps us understand that smaller private companies typically will not get the same multiples as their larger public peers.

All in all, here is what I would expect for the scenarios you described in your prior email.

1. Scenario 1. An EBITDA multiple in the range of 5.5-7x, and a revenue multiple of 2.25-3 would make sense to me. You are still very small, but you are growing fast and have much higher margins than the public peers.
2. Scenario 2. An EBITDA multiple in the range of 4.5-5.5x, and a revenue multiple of 1.25-1.75 would make sense to me. You are still very small; your growth is modest; but you still have much higher margins than the public peers.
3. Scenario 3. An EBITDA multiple in the range of 6-8x, and a revenue multiple of 3-4 would make sense to me. You are still very small, but you are growing very fast and have much higher margins than the public peers.

Perhaps the best comparable company in the peer set, by business description, is Rocky Mountain Chocolate Factory. It currently trades at 11x EBITDA and 1.57x revenue. A big thing to note, however, is that even though it's not a large company it has very diverse operations including a franchise model. If you could attain to their size and diversification, you would expect lower margins, but you could justify an EBITDA multiple in the high single digits. Only if you continued to

have very strong growth would a multiple above 10x be in play. Even then, that would likely only come from a strategic acquirer.

Finally, attached please find a brochure with some basic information about Stout.

I hope that you find all this helpful. Nothing in this email should be considered as investment advice or as an opinion of value to be relied upon for any purpose. This information is purely for your own corporate planning and research purposes.

Have a good weekend.

Bryce

Bryce Geyer, CFA, ASA
Managing Director
Stout Risius Ross, LLC
One Embarcadero Center, Suite 500, San Francisco, CA 94111
D +1.415.858.1345 | **M** +1.510.219.5375 | bgeyer@stout.com

From: Andrei at tinyB chocolate <andrei@tinybchocolate.com>
Sent: Tuesday, August 13, 2019 1:33 PM
To: Bryce Geyer <bgeyer@stout.com>
Subject: Requirements

Hello Bryce,

I'd like to briefly outline what I'm looking for.

The purpose of the document is to give prospective Angel investors who have had experience working in and investing in high tech companies a sense of tinyB's exit strategy five years from now. Given several scenarios

(discussed below), what would be:
a) the range of multiples the company could expect

b) who would potentially acquire the company and how would we find them

Note that b) may be the same for all the scenarios.

Scenario 1: the goal

We attain our growth and margin targets at year 5: $7MM in revenue with 75% annual growth, and $3MM in EBITDA (40% net margins)

We demonstrate repeat business from the same client, but not subscription. Assume 50% of revenue comes from existing clients.

Scenario 2: falling short

We are short of our growth and margin targets at year 5.

We attain $5MM in revenue (50% annual revenue growth) with 30% EBITDA ($1.5MM EBITDA),

We are growing, but only 10% of our business is from repeat clients.

Scenario 3: beating expectations

We beat expectations and attain $7MM in revenue on 100% annual revenue growth with 50% EBITDA ($3.5MM).

50% of revenue is from repeat clients.

In all scenarios, assume the sales model relies on complimentary introductory team buildings that we're doing today.

The final document should include the following sections:

Overview of Stout

This can be cut/paste from the website and should include a link.

We should mention your experience with M&A, and specifically with similar industries (food, event or business services).

Andrei Stoica
Your Personal Chocolatier
tinyB chocolate
our story
(650) 644-8899



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